Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Member

Sabine Pass Liquefaction, LLC:

We consent to the use of our report dated February 24, 2017 with respect to the balance sheets of Sabine Pass Liquefaction, LLC as of December 31, 2016 and 2015, and the related statements of operations, member’s equity, and cash flows for each of the years in the three-year period ended December 31, 2016, included herein and to the reference to our firm under the heading “Experts” in the prospectus. Our report refers to a change in the method of accounting for debt issuance costs and a change in the presentation of cash flows.

/s/ KPMG LLP

Houston, Texas

March 28, 2017